# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PicS N.V., CIK 0001841644
CUSIP: N69958101
Title of class of securities: Class A common shares, par value (euro)0.01 per share
Address of issuer's principal executive offices: Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo, Brazil (D5), 05317-020
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133517

## Reporting persons
- Anderson Chamon: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 0; shared voting power 3,201,912; sole dispositive power 0; shared dispositive power 3,201,912; aggregate amount beneficially owned 3,201,912 (7.4% of the class)
  Comment: (1) Consists of 3,201,912 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by Stichting ACC Family, a foundation incorporated and existing under Dutch law ("Stichting ACC Family"). Mr. Anderson Chamon (the "Reporting Person") holds the beneficial entitlement to the shares in the issuer held by Stichting ACC Family.
  
  (2) Represents the quotient obtained by dividing: (i) 3,201,912, which is the number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) 43,135,919 Class A Common Shares outstanding as of March 31, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026.
- Stichting ACC Family: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); member of a group; sole voting power 0; shared voting power 3,201,912; sole dispositive power 0; shared dispositive power 3,201,912; aggregate amount beneficially owned 3,201,912 (7.4% of the class)
  Comment: (1) Consists of 3,201,912 Class A common shares, par value (euro)0.01 per share ("Class A Common Shares"), held by Stichting ACC Family, a foundation incorporated and existing under Dutch law ("Stichting ACC Family" or the "Reporting Person"). Mr. Anderson Chamon holds the beneficial entitlement to the shares in the issuer held by Stichting ACC Family.
  
  (2) Represents the quotient obtained by dividing: (i) 3,201,912, which is the number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 9; by (ii) 43,135,919 Class A Common Shares outstanding as of March 31, 2026, as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Issuer
Name of issuer: PicS N.V.
Address of issuer's principal executive offices: Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo - SP, Brazil 05317-020

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Anderson Chamon and Stichting ACC Family ("Stichting ACC Family") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, which is included as Exhibit 99.1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and any further amendments to this Schedule 13G jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Address of principal business office or, if none, residence:
Anderson Chamon's business address is Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo, SP, Brazil, postcode: 05317-020

Stichting ACC Family has its principal office at Stroombaan 10, Amstelveen, the Netherlands, postcode: 1181VX.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover sheet of each Reporting Person.
Percent of class: See row 11 of the cover sheet of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover sheet of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover sheet of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover sheet of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The information set forth in Item 2 above is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of the date hereof, among the Reporting Persons.

## Signatures
- Anderson Chamon: /s/ Anderson Chamon, Anderson Chamon (05/15/2026)
- Stichting ACC Family: /s/ Andre Alcantara Ocampos, Andre Alcantara Ocampos/Board Member (05/15/2026)
- Stichting ACC Family: /s/ Carolina Hamaguchi, Carolina Hamaguchi/Board Member (05/15/2026)